SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CHILE’S ANTITRUST COURT APPROVES LAN AND TAM MERGER

São Paulo, September 21, 2011 – LAN Airlines S.A. (LAN) (IPSA: LAN / NYSE: LFL) and TAM S.A. (TAM) (BM&F BOVESPA: TAMM4 / NYSE: TAM), today announced that Chile’s antitrust court, Tribunal de Defensa de la Libre Competencia (TDLC), approved the merger between LAN and TAM. This represents one more step in the process which both companies have followed to complete the transaction.

The antitrust court’s resolution is complex and considers a series of mitigating measures. Therefore, both companies are currently analyzing in depth the implications and impact of the measures imposed by the court.

LAN and TAM will publically communicate the companies’ position regarding the antitrust court’s resolution and its various mitigating measures as soon as possible.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 76 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 93 additional international destinations through its various code share agreements.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets. Furthermore, in November 2010, LAN acquired Colombian airline AIRES. Currently, LAN Airlines and its affiliates operate 125 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years.  For more information please visit www.lan.com   or www.oneworldalliance.com.

Disclaimer about future information:

This statement may include forecasts on future events. Such forecasts reflect only expectations from the Company management and involve risks and uncertainties, whether expected or not. The Company is not responsible for operations or investment decisions made based on information included herein. Such forecasts are subject to change without prior warning.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.